United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 04)*

OMB Number 3235-0145

Saba Software, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

784932600
(CUSIP Number)

Steven L. Fingerhood
ZF Partners, L.P.
One Ferry Building, Suite 255
San Francisco, CA 94111
415-677-5957
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

ZF PARTNERS LP
35-2214127

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a ☑
b ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

0

	8.	Shared Voting Power

2,216,998

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

2,216,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,216,998

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
8.0%

14.	Type of Reporting Person (See Instructions)
PN

Footnotes:
Calculated based upon 27,856,078 shares of Common Stock outstanding as of September 21, 2009, as reported by the Issuer on its Definitive Proxy Statement filed on September 28, 2009.

CUSIP No.

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

ZF Ventures, L.L.C.
37-1473537

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a ☑
b ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

0

	8.	Shared Voting Power

2,216,998

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

2,216,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,216,998

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
8.0%

14.	Type of Reporting Person (See Instructions)
OO

Footnotes:
Calculated based upon 27,856,078 shares of Common Stock outstanding as of September 21, 2009, as reported by the Issuer on its Definitive Proxy Statement filed on September 28, 2009.

CUSIP No.

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SLF Partners, LLC
20-0183973

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a ☑
b ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

0

	8.	Shared Voting Power

2,216,998

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

2,216,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,216,998

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
8.0%

14.	Type of Reporting Person (See Instructions)
OO

Footnotes:
Calculated based upon 27,856,078 shares of Common Stock outstanding as of September 21, 2009, as reported by the Issuer on its Definitive Proxy Statement filed on September 28, 2009.

CUSIP No.

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Steven L. Fingerhood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a ☑
b ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

0

	8.	Shared Voting Power

2,216,998

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

2,216,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,216,998

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
8.0%

14.	Type of Reporting Person (See Instructions)
IN

Footnotes:
Calculated based upon 27,856,078 shares of Common Stock outstanding as of September 21, 2009, as reported by the Issuer on its Definitive Proxy Statement filed on September 28, 2009.

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.001 per share("Common Stock"), of Saba Software, Inc., a Delaware corporation (the "Issuer"). Issuer's principal executive office is located at 2400 Bridge Parkway, Redwood Shores, California 94065-1166. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Items 3 and 5 of the Schedule 13D are hereby amended as follows:

Item 2. Identity and Background

a.	Name

ZF Partners, LP ("Purchaser") is a Delaware limited partnership. The general partner of the Purchaser is ZF Ventures, L.L.C., a Delaware limited liability company ("General Partner"). The managing member of the General Partner is SLF Partners, LLC, a Delaware limited liability company("SLF Partners").  The Managing member of SLF Partners, LLC is Steven L. Fingerhood.

b.	Residence or Business Address

The business address for each Reporting Person is One Ferry Building, Suite 255, San Francisco, CA 94111, (415) 677-5957.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

On August 31, 2009 Saba Software, Inc. repurchased approximately 1,384,920 common shares which equates to 4.7% of company's common shares outstanding. The recent Definitive Proxy Statement published on September 28, 2009 notes the total shares outstanding are 27,856,078 as of the record date of the Definitive Proxy Statement which is September 21, 2009. Due to the change in shares outstanding the above reporting persons ownership amounts have changed to 8.0%.

Item 5. Interest in Secuirities of the Issuer

a.
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

To the best knowledge of each of the Reporting Persons, there were 27,856,078 shares of Common Stock outstanding as of September 21, 2009 as reported by the Issuer on its Definitive Proxy Statement filed September 28, 2009. ZF Ventures LLC, SLF Partners, LLC and Steven L. Fingerhood disclaims beneficial ownership of all shares held of record by ZF Partners LP.

b.
For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

Purchasers and each of the Reporting Persons share beneficial ownership and dispositive and voting power of 2,216,998 shares of Common Stock, representing 8.0% of Issuer's issued and outstanding Common Stock.

c.
Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

There has not been any transactions by the reporting persons in the last 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

- ZF PARTNERS, LP
By:	ZF Ventures, L.L.C., its general partner
By:	SLF Partners, LLC, managing member

By:	/s/ STEVEN L. FINGERHOOD
Steven L. Fingerhood, Member

- ZF VENTURES, L.L.C.
By:	SLF Partners, LLC, managing member

By:	/s/ STEVEN L. FINGERHOOD
Steven L. Fingerhood, Member

- SLF PARTNERS, LLC
By:	/s/ STEVEN L. FINGERHOOD
Steven L. Fingerhood, Member

- STEVEN L. FINGERHOOD
By:	/s/ Steven L. Fingerhood
Steven L. Fingerhood

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)